DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-7-03

03016549

March 3, 2003

Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: The Gap, Inc.
Incoming letter dated January 7, 2003

Dear Mr. Smith:

This is in response to your letters dated January 7, 2003 and January 9, 2003 concerning the shareholder proposal submitted to The Gap by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 23, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 7, 2003

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") from the proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials").

The Proposal was submitted by Traci A. Thelen, the Secretary of Financial Investors Trust, on behalf of the United Association S&P 500 Index Fund (the "Fund" or the "Proponent"), and requests that the Board of Directors of the Company adopt an executive compensation policy requiring the exercise prices of all stock options granted to senior executives be linked to an industry peer group stock performance index.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2003 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Ms. Thelen. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

As discussed more fully below, the Company believes, and we concur, that the Proposal may properly be excluded from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(f)(1) because the Proponent has failed to establish eligibility under Rule 14a-8(b) to submit a proposal. In the event that the Staff does not concur with this conclusion, the Company believes the Proposal and Supporting Statement also may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and Supporting Statement contain numerous statements that are false and misleading in violation of Rule 14a-9.

I. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because the Proponent Failed to Establish Continuous Ownership for One Year Prior to and Including the Date of the Proposal.

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, the shareholder must have continuously held at least $2,000 in market value or 1% of the registrant's securities entitled to be voted on the proposal for at least one year before the date the shareholder submits the proposal, and that the shareholder must continue to hold the securities through the date of the meeting at which the proposal is to be presented. Rule 14a-8(b)(2)(i) provides that if the shareholder is not a registered holder, the shareholder may prove eligibility by submitting a written statement from the 'record' holder of the securities verifying such continuous holding of shares.

Ms. Thelen submitted the Proposal to the Company on November 27, 2002 and included, as an enclosure, a letter from the Fund's custodian, National City Bank (the "Custodian"), dated November 25, 2002. This letter from the Custodian states that the Fund held shares of the Company as of November 25, 2002 and for at least two years preceding that date. A copy of the letter from Ms. Thelen, as well as the Custodian's letter which was enclosed therewith, is attached hereto as Exhibit A. The letter from the Custodian does not satisfy the requirements of Rule 14a-8(b)(2)(i) because the Custodian's verification that the Fund owned securities of the Company from October 31, 2000 through November 25, 2002 is not sufficient to establish that the Fund met the eligibility requirements as of November 27, 2002, the date the Proposal was submitted to the Company.[1]

In a letter dated December 6, 2002, the Company gave timely notice to the Proponent, in accordance with Rule 14a-8(f)(1), regarding the Proponent's failure to establish eligibility pursuant to Rule 14a-8(b)(2)(i). In this letter, which is attached hereto as Exhibit B, the Company set forth the documentation required of the Proponent to establish eligibility.

On December 19, 2002, the Company received a fax from the Custodian responding to this notice of deficiency. This fax, which is attached hereto as Exhibit C, included two account statements reflecting the Fund's holdings of the Company's voting securities at October 31, 2000 and November 30, 2002. The Custodian noted in the fax cover sheet that these account statements demonstrate proof of continuous ownership over the period of time between the dates of the two statements. However, in *Staff Legal Bulletin No. 14*, the Staff stated that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership and that a shareholder "must submit an affirmative written statement from the record holder . . . that specifically verifies" continuous ownership for one year as of the date of submitting the proposal.

---

[1] The Staff has expressly confirmed that ownership must be shown as of the date the proposal is submitted. *See Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001).*

Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001).[2] Thus, neither the account statements themselves, nor the Custodian's conclusion that the account statements evidence continuous ownership, are sufficient to verify that the Proponent held these shares as of November 27, 2002 and continuously for the year preceding such date.

As a result, the Proponent has not established eligibility to submit the Proposal as required by Rule 14a-8(b) within 14 days of receiving the Company's timely notice of deficiency sent pursuant to Rule 14a-8(f)(1). Thus, the Company believes the Proposal may be excluded under Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because the Proponent Failed to Provide Proper Verification of Ownership.

As noted above, Rule 14a-8(b)(2) requires that if a proponent is not the registered holder of shares (and has not otherwise made certain filings with the Commission), the proponent must establish eligibility by providing a written statement from the "record" holder verifying continuous ownership of the requisite amount of shares for at least one year prior to the date of submission of the proposal. In the instant case, the Company's inspection of its stock records revealed that neither the Proponent nor the Custodian is a registered holder of the Company's voting securities.

In its December 6, 2002 letter to the Proponent, sent pursuant to Rule 14a-8(f)(1), the Company notified the Proponent of this deficiency and informed the Proponent that it would need to provide a written statement from the record holder of the shares in order to establish eligibility. This letter is attached hereto as Exhibit B. To date, the Proponent has not responded to the Company's notice of this deficiency and thus has not, within the 14 days permitted by Rule 14a-8(f)(1), established eligibility to submit the Proposal pursuant to Rule 14a-8(b). The Company therefore believes the Proposal may be excluded under Rule 14a-8(f)(1).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Materially False and Misleading in Violation of Rule 14a-9.

In the event that the Staff does not agree that the Company may omit the Proposal based on the reasons set forth in Parts I or II above, the Company also asserts that the Proposal and Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain

[2] The Staff has expressed this position in numerous no-action letters as well, including *Duke Realty Corp.* (Feb. 7, 2002) (monthly account statements from on-line brokerage account documenting all transactions in the account not sufficient to establish one-year continuous ownership requirement) and *AT&T Corp.* (Jan. 24, 2001) (two account statements evidencing holdings at beginning and end of twelve-month period not sufficient to establish continuous ownership requirement). See also *USEC, Inc.* (July 19, 2002) (letter from broker with written confirmation that the included table "shows all ... transactions and positions" over the period insufficient to show continuous ownership).

numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded if either the proposal or the supporting statement is contrary to any proxy rules, including Rule 14a-9, which prohibits false or misleading statements in respect of any material fact in proxy soliciting materials.

A. The Proposal Contains Several Statements of Unsubstantiated Fact or of Opinion Phrased as Fact

The first paragraph of the Supporting Statement contains several statements that are false and misleading as they lead the reader to believe the statements are of fact, when they are actually of opinion or of unsubstantiated fact:

- While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results.

- Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited.

- It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Each of these statements is false and misleading because each is an opinion phrased as a statement of fact without providing any substantiation for the matters asserted or without clarifying that the assertion is merely the opinion of the Proponent.[3] The Proponent has not offered documentation, citations, authority or other support for the assertion that "the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results." The Proponent fails to provide examples or identify specific instances of option grants providing excessive levels of compensation, despite the claim that it happens "often," and does not indicate how or to whom it has become "abundantly clear" that option grants without performance targets "often reward" for stock price increases unrelated to extraordinary company performance. Finally, the statement that option grants provide compensation "well beyond" that "merited" is a

[3] The Staff has on at least two recent occasions examined these exact statements in the context of identical shareholder proposals and found that the statements "may be materially false or misleading under rule 14a-9," and indicated that it would not recommend enforcement action should the company omit the statement unless the proponent either provided factual support or recast the statements as opinion. *See Hewlett Packard Co.* (Dec. 27, 2002); *Tyco International Ltd.* (Dec. 16, 2002).

matter of opinion, although the statement misleadingly characterizes it as a matter of fact. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9.

These statements, taken as a whole, comprise nearly the entirety of the Proponent's argument in favor of performance-based stock options and will likely mislead shareholders regarding both stock option grants generally, and the Company's executive compensation plans in particular, without any corroboration whatsoever. For this reason, we respectfully submit that each of these statements is false and misleading, and taken together, cause the Proposal as a whole to be false and misleading.

The Proponent makes several other statements of unsupported fact or opinion phrased as facts in its conclusion to the Supporting Statement:

- In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution.[4]

The Proponent cites no support for the supposed presence of "strong negative public and shareholder reactions." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives." There is no indication as to which organizations, experts and companies the Proponent refers to as supporting proposals similar to the Proposal. There is also no evidence indicated by the Proponent that the number of supporters of this type of proposal is "growing," or that any particular entity or person supports the specific option plan "advocated by [the Proposal]." These unsubstantiated references are misleading in that they may improperly encourage shareholders to support the Proposal based on their belief that it is widely supported by a growing number of knowledgeable organizations, experts and companies, when in fact the Proponent provides no factual support for such claims. Because the Supporting Statement lacks any indication as to the identity of the parties it refers to, or any support for its assertions whatsoever, it may be omitted pursuant to Rule 14a-8(i)(3).

[4] The Staff has on at least two recent occasions examined this exact statement in the context of identical shareholder proposals and found that the statement "may be materially false or misleading under rule 14a-9," and indicated that it would not recommend enforcement action should the company omit the statement unless the proponent "specifically indentif[ied] the entities referenced" and "provide[d] factual support in the form of a citation to a specific source." *See Hewlett Packard Co.* (Dec. 27, 2002); *Tyco International Ltd.* (Dec. 16, 2002).

B. The Proposal Is Misleading in its Usage of the Term "Indexed Stock Options" or "Indexed Options"

The Proposal includes a statement regarding the nature of indexed stock options that the Staff has previously declared materially false or misleading under Rule 14a-9. In the Supporting Statement, the Proponent states that "indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false and misleading because it suggests that indexed options are always tied to a peer group index, when in reality an index option can be tied to any number of indices, including a stock market index such as the S&P 500 or interest rates.[5] Furthermore, the entire third paragraph of the Supporting Statement is also false and misleading in that each statement in that paragraph relies on the Proponent's misleading statement regarding the nature of indexed options and therefore may be excluded as false and misleading pursuant to Rule 14a-8(i)(3).

C. The Proposal, as a Whole, Is False or Misleading under Rule 14a-9 and May Be Omitted under Rule 14a-8(i)(3)

In *Staff Legal Bulletin 14*, the Staff noted that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this case, a substantial portion of the Supporting Statement is comprised of false or misleading statements. Because extensive and detailed editing will be required of the Proposal before it can comply with the requirements of Rule 14a-9, the Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded in its entirety under Rule 14a-8(i)(3).

IV. Conclusion.

As the Proponent has failed to establish its eligibility to submit the Proposal under Rule 14a-8(b), the Company believes that it may properly omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(f)(1), and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not agree with the conclusions set forth in Parts I and II of this letter, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. In the alternative, if the Staff does not concur with this position, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(3) because it is false or misleading under Rule 14a-9.

---

[5] The Staff has found that substantially similar statements "may be false or misleading under Rule 14a-9" on at least three other occasions. *See Hewlett Packard Co.* (Dec. 27, 2002); *Tyco International Ltd.* (Dec. 16, 2002); *Halliburton Co.* (Jan. 31, 2001).

ORRICK

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5830. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-5759 when it is available. Thank you for your consideration of this matter.

Very truly yours,

Richard V. Smith

Richard V. Smith

RVS/nm

Enclosures

cc: Ms. Traci A. Thelen
Michelle Banks, Esq.

EXHIBIT A

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

November 27, 2002

Ms. Lauri M. Shanahan
Corporate Secretary
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Shanahan,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in The Gap, Inc.'s (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in The Gap, Inc. for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen
Secretary

Enclosures

Indexed Options Proposal

Resolved, that the shareholders of The Gap, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

November 25, 2002

Ms. Lauri M. Shanahan
Corporate Secretary
The Gap, Inc.
Two Folsom Street
Ssan Francisco, CA 94105

Re: The Gap, Inc. holding in UA S&P 500 Index Fund

Dear Ms. Shanahan:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 11/25/02 the Fund held 62,319.000 units of The Gap, Inc. Our records indicate that The Fund has held shares of The Gap, Inc for at least 2 year(s) with a balance of 60,419.000 units effective 10/31/00.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

EXHIBIT B

Two Folsom Street
San Francisco, CA 94105

Gap Inc.

Gap
Banana Republic
Old Navy

VIA FACSIMILE & U.S. CERTIFIED MAIL

Legal Department
Fax Number (415) 427-7475
Direct Dial (415) 427-2139

December 6, 2002

Traci A. Thelen
Secretary
Financial Investors Trust
370 17th Street, Suite 3100
Denver, CO 80202-5627
Fax No. 303-825-2575

Re: Letter to The Gap, Inc., Dated November 27, 2002

Dear Ms. Thelen:

On December 2, 2002, we received a letter from you, dated November 27, 2002, attaching a proposal for the 2003 Annual Meeting of Stockholders of The Gap, Inc. (the "Proposal") and also attaching a letter from National City Bank Taft-Hartley Services, dated November 25, 2002, providing proof of ownership by United Association S&P 500 Index Fund (the "Fund") of shares of The Gap, Inc. stock as of November 25, 2002.

Under Rule 14a-8(b)(2)(i), you are required to prove your eligibility to submit the Proposal by submitting to us a written statement from the record holder verifying that, at the time the Proposal was submitted to us, the Fund continuously held at least $2,000 worth of The Gap, Inc. stock for at least one year. The staff of the Division of Corporation Finance of the Securities and Exchange Commission has confirmed that this written statement must verify such information as of the time the stockholder submits its proposal (see Division of Corporation Finance, Staff Legal Bulletin #14, July 13, 2001). Thus, the letter from National City Bank Taft-Hartley Services referenced above does not comply with Rule 14a-8(b)(2).

Further, according to records held by our transfer agent, neither National City, United Association S&P 500 Index Fund, nor Financial Investors Trust is a "record" holder of shares of The Gap, Inc. stock. Thus, the letter from National City Bank Taft-Hartley Services referenced above does not comply with Rule 14a-8(b)(2).

Accordingly, pursuant to Rule 14a-8(f)(1), we hereby notify you of your failure to meet the eligibility requirements specified above. Under Rule 14a-8, your response to us, if any, correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter of notification.

If we do not receive such a timely response from you, we will exclude the Proposal from our proxy statement for the 2003 Annual Meeting of Stockholders of The Gap, Inc. in accordance with Rule 14a-8.

If you do respond in a timely manner, correcting the eligibility deficiency referenced herein, we may still object to the Proposal in accordance with Rule 14a-8.

Very truly yours,

Thomas J. Lima
Vice President and Associate General Counsel

EXHIBIT C

FACSIMILE MESSAGE COVER SHEET

TO

Name: Thomas J. Lima
Page 1 of 5

Company: Gap Inc.
Date: December 19, 2002

Telephone #: 415-427-2139
Time: 9:09 AM

FAX #: 415-427-7475

FROM

National City Bank
1900 East 9th Street
25th Floor, Loc 2258
Cleveland, Ohio 44114

Name: Gary Cantrell

Department: Taft Hartley Trust Administration

Telephone #: 216-222-9587

FAX #: 216-222-9841

MESSAGE IS:

- ☐ Request for information
- ☐ Per your request
- ☒ For Your Information
- ☐ Other

MESSAGE PRIORITY:

- ☒ Urgent
- ☐ Routine

CONFIRMATION OF RECEIPT:

- ☐ Yes
- ☐ No
- ☐ Call when received
- ☐ Call after review

MESSAGE

COMMENTS: Re: Shareholder Proposal for UA S&P 500 Index

Tom:

I phoned you a couple days ago regarding the attached letter you send to Traci Thelen regardig the United Association's shareholder proposal for The Gap. Your letter statement them my regarding the Fund's holdings did not comply with Rule 14a-8(b)(2). I have attached the pages from the actual account statement, one as of 10/31/00 and the other as of 11/30/02, showing that the Fund did hold this continuously and the value of the asset for the periods. Hopefully this will compy with Rule 14a-8(b)(2). I will be out of the office starting this afternoon until Monday in case you need to get a hold of me for more information.

Thanks

Two Folsom Street
San Francisco, CA 94105

Gap Inc.

Gap
Banana Republic
Old Navy

VIA FACSIMILE & U.S. CERTIFIED MAIL

Legal Department
Fax Number (415) 427-7475
Direct Dial (415) 427-2139

December 6, 2002

Traci A. Thelen
Secretary
Financial Investors Trust
370 17th Street, Suite 3100
Denver, CO 80202-5627
Fax No. 303-825-2575

Re: Letter to The Gap, Inc., Dated November 27, 2002

Dear Ms. Thelen:

On December 2, 2002, we received a letter from you, dated November 27, 2002, attaching a proposal for the 2003 Annual Meeting of Stockholders of The Gap, Inc. (the "Proposal") and also attaching a letter from National City Bank Taft-Hartley Services, dated November 25, 2002, providing proof of ownership by United Association S&P 500 Index Fund (the "Fund") of shares of The Gap, Inc. stock as of November 25, 2002.

Under Rule 14a-8(b)(2)(i), you are required to prove your eligibility to submit the Proposal by submitting to us a written statement from the record holder verifying that, at the time the Proposal was submitted to us, the Fund continuously held at least $2,000 worth of The Gap, Inc. stock for at least one year. The staff of the Division of Corporation Finance of the Securities and Exchange Commission has confirmed that this written statement must verify such information as of the time the stockholder submits its proposal (see Division of Corporation Finance, Staff Legal Bulletin #14, July 13, 2001). Thus, the letter from National City Bank Taft-Hartley Services referenced above does not comply with Rule 14a-8(b)(2).

Further, according to records held by our transfer agent, neither National City, United Association S&P 500 Index Fund, nor Financial Investors Trust is a "record" holder of shares of The Gap, Inc. stock. Thus, the letter from National City Bank Taft-Hartley Services referenced above does not comply with Rule 14a-8(b)(2).

Accordingly, pursuant to Rule 14a-8(f)(1), we hereby notify you of your failure to meet the eligibility requirements specified above. Under Rule 14a-8, your response to us, if any, correcting these deficiencies must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter of notification.

If we do not receive such a timely response from you, we will exclude the Proposal from our proxy statement for the 2003 Annual Meeting of Stockholders of The Gap, Inc. in accordance with Rule 14a-8.

If you do respond in a timely manner, correcting the eligibility deficiency referenced herein, we may still object to the Proposal in accordance with Rule 14a-8.

Very truly yours,

Thomas J. Lima
Vice President and Associate General Counsel

AS OF OCTOBER 31,2000

* * SECURITIES * *		UNIT COST MARKET PRICE SHARES/PAR	COST	MARKET VALUE ACCRUED INCOME % MRKT % COST	UNREALIZED GAIN(LOSS)
GAP INC COM 364760108	YLD 0.34	41.4031 25.813 60,419	2,501,536.39	1,559,595.65 0.00	(941,940.74)
HOME DEPOT INC COM 437076102	YLD 0.37	54.9172 43.00 163,036	8,953,474.02	7,010,548.00 0.00	(1,942,926.02)
K MART CORP COM 482584109	YLD 8.08	8.5145 5.938 34,721	295,631.94	206,173.30 0.00	(89,458.64)
KOHLS CORP COM 500255104		47.3296 54.188 23,046	1,090,756.90	1,248,816.65 0.00	158,059.75
KROGER CO COM 501044101		17.1404 22.563 58,939	1,010,239.56	1,329,840.66 0.00	319,601.10
LIMITED INC COM 532716107	YLD 1.18	19.3169 25.25 30,394	587,118.12	767,448.50 0.00	180,330.38
LONGS DRUG STORES INC COM 543162101	YLD 2.55	18.6650 21.8750 2,779	51,870.11	60,790.63 0.00	8,920.52
LOWES COS INC COM 548661107	YLD 0.30	46.0461 45.688 27,048	1,245,455.31	1,235,769.02 0.00	(9,686.29)
MAY DEPT STORES CO COM 577778103	YLD 3.54	26.7137 26.25 23,561	629,402.24	618,476.25 0.00	(10,925.99)
NIKE INC CL B 654106103	YLD 1.20	33.4006 39.938 19,656	656,522.93	785,021.33 0.00	128,498.40
NORDSTROM INC COM 655664100	YLD 2.19	23.0734 16.438 9,678	223,304.67	159,086.96 0.00	(64,217.71)

* * SECURITIES * *		UNIT COST MARKET PRICE SHARES/PAR	COST	MARKET VALUE ACCRUED INCOME % MRKT % COST	UNREALIZED GAIN(LOSS)
FEDERATED DEPT STORES INC DEL NEW 31410H101		36.9454 32.68 14,436	533,344.51	471,768.48 0.00	(61,576.03)
GAP INC COM 364760108	YLD 0.56	34.0216 15.89 62,319	2,120,192.18	990,248.91 0.00	(1,129,943.27)
HOME DEPOT INC COM 437076102	YLD 0.90	51.1032 26.40 168,808	8,626,635.52	4,456,531.20 0.00	(4,170,104.32)
KOHLS CORP COM 500255104		54.0672 68.50 24,120	1,304,102.06	1,652,220.00 0.00	348,117.94
KROGER CO COM 501044101		18.7608 15.73 56,510	1,060,172.58	888,902.30 0.00	(171,270.28)
LIMITED BRANDS INC COM (N/C FROM LIMITED INC COM) 532716107	YLD 1.76	19.0167 17.01 37,341	710,100.84	635,170.41 0.00	(74,930.43)
LOWES COS INC COM 548661107	YLD 0.19	27.9715 41.50 55,757	1,559,608.72	2,313,915.50 0.00	754,306.78
MATTEL INC COM 577081102	YLD 0.24	13.4862 20.62 31,295	422,051.77	645,302.90 1,564.75	223,251.13
MAY DEPT STORES CO COM 577778103	YLD 3.88	28.7620 24.46 20,644	593,761.86	504,952.24 4,902.95	(88,809.62)
NIKE INC CL B 654106103	YLD 1.25	38.3565 44.78 19,120	733,375.95	856,193.60 0.00	122,817.65

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 9, 2003

John M. Borkholder
(415) 773-5502
jborkholder@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

Reference is made to our letter to you dated January 7, 2003 (the "Original Letter"), which we submitted on behalf of The Gap, Inc. (the "Company") in connection with a shareholder proposal submitted to the Company by Traci A. Thelen, the Secretary of Financial Investors Trust, on behalf of the United Association S&P 500 Index Fund (the "Fund" or the "Proponent").

In the Original Letter, we inadvertently omitted additional correspondence that the Company sent to the Proponent regarding the Proponent's failure to establish eligibility pursuant to Rule 14a-8(b)(2)(i). As indicated in the Original Letter, on December 19, 2002, the Company received a fax from the Fund's custodian, National City Bank (attached as Exhibit C to the Original Letter), which was sent to in response to the Company's initial notice of deficiency, dated December 6, 2002 (attached as Exhibit B to the Original Letter). On December 19, 2002, the Company sent a second notice to the Proponent in response to this fax which reiterated the documentation required of the Proponent to establish eligibility to submit its proposal. A copy of the Company's December 19, 2002 letter was not included in our earlier correspondence and is attached hereto. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Ms. Thelen.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5502. Thank you for your consideration of this matter.

Very truly yours,

John M. Borkholder
JMB/nm

Enclosure

cc: Ms. Traci A. Thelen
Michelle Banks, Esq.

DOCSSF1:656378.2
3000-1 J42

Two Folsom Street
San Francisco, CA 94105

Gap Inc.
Gap
Banana Republic
Old Navy

VIA FACSIMILE & U.S. CERTIFIED MAIL

Legal Department
Fax Number (415) 427-7475
Direct Dial (415) 427-6931

December 19, 2002

Traci A. Thelen
Secretary
Financial Investors Trust
370 17th Street, Suite 3100
Denver, CO 80202-5627
Fax No. 303-825-2575

Re: Letter to The Gap, Inc., Dated December 19, 2002

Dear Ms. Thelen:

Today we received a letter from National City Bank Taft-Hartley Services providing proof of ownership by United Association S&P 500 Index Fund (the "Fund") of shares of The Gap, Inc. stock as of October 31, 2002, and November 30, 2002, in response to Tom Lima's letter to you dated December 6, 2002.

As stated in Tom's prior letter, under Rule 14a-8(b)(2)(i), you are required to prove your eligibility to submit the Proposal by submitting to us a written statement from the record holder verifying that, at the time the Proposal was submitted to us, the Fund continuously held at least $2,000 worth of The Gap, Inc. stock for at least one year. The staff of the Division of Corporation Finance of the Securities and Exchange Commission has confirmed that this written statement must verify such information as of the time the stockholder submits its proposal (see Division of Corporation Finance, Staff Legal Bulletin #14, July 13, 2001). Thus, the letter from National City Bank Taft-Hartley Services referenced above does not comply with Rule 14a-8(b)(2).

Further, according to records held by our transfer agent, neither National City, United Association S&P 500 Index Fund, nor Financial Investors Trust is a "record" holder of shares of The Gap, Inc. stock. Thus, the letter from National City Bank Taft-Hartley Services referenced above does not comply with Rule 14a-8(b)(2).

Accordingly, pursuant to Rule 14a-8(f)(1), we hereby notify you of your failure to meet the eligibility requirements specified above.

Very truly yours,

M. Banks

Michelle A. Banks
Senior Corporate Counsel

LAW OFFICES

O'DONOGHUE & O'DONOGHUE

4748 WISCONSIN AVENUE, NW
WASHINGTON, DC 20016
(202) 362-0041
FAX (202) 362-2640

9 NORTH ADAMS STREET
ROCKVILLE, MD 20850
(301) 251-0929

CONSTITUTION PLACE
SUITE 515
325 CHESTNUT STREET
PHILADELPHIA, PA 19106
(215) 629-4970

January 23, 2003

VIA FACSIMILE AND HAND DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by United Association S&P 500 Index Fund for Inclusion in the Gap, Inc. Proxy Statement for the 2003 Annual Meeting.

Ladies and Gentlemen:

We represent the United Association S&P 500 Index Fund (the "Proponent" or "Fund") which has submitted a shareholder Proposal (the "Proposal") to Gap, Inc. ("Gap" or the "Company") for inclusion in the proxy materials for Gap's 2003 annual shareholders meeting (the "2003 Annual Meeting"). This letter is submitted in response to Gap's request, dated January 7, 2002 for a no-action letter permitting Gap to exclude the Proposal from the proxy materials for the 2003 Annual Meeting.

The Proposal

The instant Proposal requests that the company "request that the Board of directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based." The Proposal further clarifies that for "the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

THERE IS NO MERIT TO THE ASSERTION THAT PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)(1), (b)(2) and (f).

Gap contends that the Index Fund Proposal may be properly omitted from the proxy materials for the 2003 Annual Meeting. They base this contention on their allegation that the Fund failed to provide proof of continuous ownership in a timely manner.

The Index Fund has complied with the one-year proof of continuous ownership requirement pursuant to Rule 14a-8. On November 27, 2002, Tracy Thelen, Secretary of Financial Investors Trust sent the Fund's Proposal to the Company. (A copy is attached hereto as Exhibit A.) With that Proposal, she enclosed a letter to the Gap, from Gary Cantrell, Vice President of National City, Custodian for the United Association's S&P 500 Index Fund, dated November 25, 2002 stating that as of the close of business November 25, 2002 the fund held 62,319 units of the Gap Inc. and held those shares continuously for at least two years with a balance of 60,419 units effective October 31, 2000. (Exhibit A.) Additionally, on December 19, 2002, Mr. Cantrell submitted, by fax to the Gap, two pages from Fund's account statement, one dated October 31, 2000 and the other dated November 30, 2002, these statements, taken together demonstrate that the Fund continuously held at least $2,000 in market value or 1% of the registrants' securities entitled to be voted on the Proposal for at least one year before the Proposal was submitted by the Fund. (A copy is attached hereto as Exhibit B.) Attached to this fax was a cover sheet from Mr. Cantrell stating that "I have attached the pages from the actual account statement, one as of 10/31/00 and the other as of 11/30/02, showing that the Fund did hold this continuously and the value of the asset for the periods. Hopefully this will comply with Rule 14a-8(b)(2). I will be out of the office starting this afternoon until Monday in case you need to get a hold of me for more information." (Exhibit B.)

In an attempt to argue that the account statements submitted by the Fund are inadequate, the Company cites to several no-action letters. However, the facts in those letters can easily be distinguished from the present situation. In *USEC Inc.*, July 19, 2002, the proponent *never* submitted any correspondence from the custodian. The same is true for *AT&T Corp.*, January 24, 2001. In *Duke Realty Corp.*, February 7, 2002, the SEC allowed the proponent seven days to provide the appropriate documentary support of continuous beneficial ownership because the company failed to adequately inform proponent of what constitutes proper documentation under Rule 14a-8(b). None of those cases involved a back-and-forth between the company and the proponent and an ardent attempt on the proponent's part to satisfy the requests of the company. In the instant matter, it is apparent that the Fund made every attempt to correspond with the Gap and meet the requirements of the rule. Despite the Company's argument, the SEC has in the past, accepted account statements as proof of continuous ownership. *See, Drexler Technology, Corp.*, August 23, 2001 (the *only* evidence of continuous ownership that was submitted by the proponent was account statements from the broker who was not a registered holder of record securities of the company.) Here the Fund, through its Custodian, provided the Company with proof of continuous ownership by submitting two separate statements from the Custodian as well as providing account statements.

If there is still any doubt as to the Fund's continuous ownership, attached to this letter as Exhibit C, is an affidavit by Greg A. Kinczewski, Vice President/General Counsel of the Marco Consulting Group, which is the proxy voting agent for the UA S&P 500 Index Fund. Attached to the affidavit is the ADP summary ballot that Marco Consulting Group cast at the May 10, 2002 Annual Meeting of the Gap, Inc. which shows that the UA S&P 500 Index Fund at National City had 60,860 shares.

There is no question that the Fund has met the substantive requirements of Rule 14(a)-8's proof of ownership requirement. It would undermine the purpose of shareholder proposals to allow the Company to exclude the Proposal based on nothing more than a technicality.

THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(f)(1).

The Company argues that the Proposal can be excluded under rule 14a-8(b)(2) because the Company cannot determine from its records, the registered holder of the Company's voting securities.

As stated above, the Fund has demonstrated continuous ownership of the requisite amount of shares for at least one year prior to the date of submission of the Proposal. The Fund has no idea why the Company cannot locate or verify that National City is, in fact, the record holder but remains willing and available to discuss the issue. As section 12 of the Staff Legal Bulletin No. 14 states:

> " . . . rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down . . . [T]his most often occurs as a result of friction between companies and shareholders and their inability to compromise."

The Proposal should not be excluded due the Company's inability to verify the record holder. *See* Exhibit C.

THE PROPOSAL SHOULD NOT BE EXCLUDED UNDER RULE 14a-8(i)(3) IN VIOLATION OF RULE 14a-9.

While the Fund does not believe its Proposal or Supporting Statement were false or misleading, we have considered the Company's objections to the specific wording of the Proposal and have revised it accordingly. Attached as Exhibit D is a Revised Proposal which clearly designates the Fund's "opinion" as such and eliminates those portions of the Proposal which the Company claimed lack proper support.

Conclusion

For the reasons set forth in the preceding arguments, the Gap's request for a no-action letter should be denied.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter and attached exhibits with the SEC. A copy of this letter is concurrently being forwarded to Richard V. Smith.

Should you have any questions regarding this matter, please don't hesitate to contact me.

Respectfully Submitted,

Jean M. Kelly

JMK:nw

cc: Richard V. Smith
Sean O'Ryan
Greg A. Kinczewski
Traci A. Thelen
Joyce A. Mader

100484_1.DOC

EXHIBIT A

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

November 27, 2002

Ms. Lauri M. Shanahan
Corporate Secretary
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

Re: Shareholder Proposal

Dear Ms. Shanahan,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in The Gap, Inc.'s (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in The Gap, Inc. for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen

Traci A. Thelen
Secretary

Enclosures

EXHIBIT
A

Indexed Options Proposal

Resolved, that the shareholders of The Gap, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans,. a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

November 25, 2002

Ms. Lauri M. Shanahan
Corporate Secretary
The Gap, Inc.
Two Folsom Street
Ssan Francisco, CA 94105

Re: The Gap, Inc. holding in UA S&P 500 Index Fund

Dear Ms. Shanahan:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business 11/25/02 the Fund held 62,319.000 units of The Gap, Inc. Our records indicate that The Fund has held shares of The Gap, Inc for at least 2 year(s) with a balance of 60,419.000 units effective 10/31/00.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

EXHIBIT C

FACSIMILE MESSAGE COVER SHEET

TO

Name: Thomas J. Lima | Page 1 of 5

Company: Gap Inc. | Date: December 19, 2002

Telephone #: 415-427-2139 | Time: 9:09 AM

FAX #: 415-427-7475

FROM

National City Bank

1900 East 9th Street
25th Floor, Loc 2258
Cleveland, Ohio 44114

Name: Gary Cantrell

Department: Taft Hartley Trust Administration

Telephone #: 216-222-9587

FAX #: 216-222-9841

MESSAGE IS:

- ☐ Request for information
- ☐ Per your request
- ☒ For Your Information
- ☐ Other

MESSAGE PRIORITY:

☒ Urgent ☐ Routine

CONFIRMATION OF RECEIPT:

☐ Yes ☐ No
☐ Call when received
☐ Call after review

MESSAGE

COMMENTS: Re: Shareholder Proposal for UA S&P 500 Index

Tom:

I phoned you a couple days ago regarding the attached letter you send to Traci Thelen regardig the United Association's shareholder proposal for The Gap. Your letter statement them my regarding the Fund's holdings did not comply with Rule 14a-8(b)(2). I have attached the pages from the actual account statement, one as of 10/31/00 and the other as of 11/30/02, showing that the Fund did hold this continuously and the value of the asset for the periods. Hopefully this will compy with Rule 14a-8(b)(2). I will be out of the office starting this afternoon until Monday in case you need to get a hold of me for more information.

Thanks

EXHIBIT
B

FD406
DETAIL STATEMENT OF
ASSETS AND LIABILITIES

UNITED ASSOCIATION - ALPS
S & P 500 INDEX FUND

AS OF OCTOBER 31,2000

** SECURITIES **		UNIT COST / MARKET PRICE / SHARES/PAR	COST	MARKET VALUE / ACCRUED INCOME / % MAKT % COST	UNREALIZED GAIN(LOSS)
GAP INC COM 364760108	YLD 0.34	41.4831 / 25.813 / 60,419	2,501,536.39	1,559,595.65 / 0.00	(941,940.74)
HOME DEPOT INC COM 437076102	YLD 0.37	54.9172 / 43.00 / 163,036	8,953,474.02	7,010,548.00 / 0.00	(1,942,926.02)
K MART CORP COM 482584109	YLD 8.08	8.5146 / 5.918 / 34,721	295,631.94	206,173.10 / 0.00	(89,458.64)
KOHLS CORP COM 500255104		47.3296 / 54.188 / 23,046	1,090,756.90	1,248,816.65 / 0.00	158,059.75
KROGER CO COM 501044101		17.1404 / 22.563 / 58,939	1,010,239.56	1,329,840.66 / 0.00	319,601.10
LIMITED INC COM 532716107	YLD 1.18	19.3169 / 25.25 / 30,394	587,118.12	767,448.50 / 0.00	180,330.38
LONGS DRUG STORES INC COM 543162101	YLD 2.55	18.6650 / 21.8750 / 2,779	51,870.11	60,790.63 / 0.00	8,920.52
LOWES COS INC COM 548661107	YLD 0.30	46.0461 / 45.688 / 27,048	1,245,455.31	1,235,769.02 / 0.00	(9,686.29)
MAY DEPT STORES CO COM 577778103	YLD 3.64	26.7137 / 26.25 / 23,561	629,402.24	618,476.25 / 0.00	(10,925.99)
NIKE INC CL B 654106103	YLD 1.20	33.4006 / 39.938 / 19,656	656,522.93	785,021.33 / 0.00	128,498.40
NORDSTROM INC COM 655664100	YLD 2.19	23.0734 / 16.438 / 9,678	223,304.67	159,086.96 / 0.00	(64,217.71)

FD406
DETAIL STATEMENT OF
ASSETS AND LIABILITIES

UNITED ASSOCIATION
S & P 500 INDEX FUND

0151R031066

AS OF NOVEMBER 30,2002

* * SECURITIES * *		UNIT COST MARKET PRICE SHARES/PAR	COST	MARKET VALUE ACCRUED INCOME % MRKT % COST	UNREALIZED GAIN(LOSS)
FEDERATED DEPT STORES INC DEL NEW 31410H101		36.9454 32.68 14,436	533,344.51	471,768.48 0.00	(61,576.03)
GAP INC COM 364760108	YLD 0.56	34.0216 15.89 62,319	2,120,192.18	990,248.91 0.00	(1,129,943.27)
HOME DEPOT INC COM 437076102	YLD 0.90	51.1032 26.40 168,808	8,626,635.52	4,456,531.20 0.00	(4,170,104.32)
KOHLS CORP COM 500255104		54.0672 68.50 24,120	1,304,102.06	1,652,220.00 0.00	348,117.94
KROGER CO COM 501044101		18.7608 15.73 56,510	1,060,172.58	888,902.30 0.00	(171,270.28)
LIMITED BRANDS INC COM (N/C FROM LIMITED INC COM) 532716107	YLD 1.76	19.0167 17.01 37,341	710,100.84	635,170.41 0.00	(74,930.43)
LOWES COS INC COM 548661107	YLD 0.19	27.9715 41.50 55,757	1,559,608.72	2,313,915.50 0.00	754,306.78
MATTEL INC COM 577081102	YLD 0.24	13.4862 20.62 31,295	422,051.77	645,302.90 1,564.75	223,251.13
MAY DEPT STORES CO COM 577778103	YLD 3.88	28.7620 24.46 20,644	593,761.86	504,952.24 4,902.96	(88,809.62)
NIKE INC CL B 654106103	YLD 1.25	38.3565 44.78 19,120	733,375.95	856,193.60 0.00	122,817.65

THE MARCO
CONSULTING
GROUP

January 14, 2003

Ms. Jean Kelly
O'Donoghue & O'Donoghue
Attorneys At Law
4748 Wisconsin Avenue, NW
Washington, DC 20016

RE: Affidavit for Response to The Gap No-Action Letter

Dear Jean:

Enclosed is the Affidavit we discussed. Give me a call with any questions. Good luck.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Enclosure

EXHIBIT
C

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

STATE OF ILLINOIS)
) ss
COUNTY OF COOK)

AFFIDAVIT

I, GREG A. KINCZEWSKI, on oath, do depose and state as follows:

1. I am the Vice President/General Counsel of the Marco Consulting Group, which is the proxy voting agent for the United Association S&P 500 Index Fund and has served in that capacity ever since the Fund began voting proxies.

2. The Marco Consulting Group uses the Proxy Edge electronic voting system developed by ADP in which the individual accounts for all of its clients are placed on a single summary ballot.

2. Attached hereto as Exhibit A is one page of the ADP summary ballot that Marco Consulting Group cast at the May 10, 2002 annual meeting of The Gap, Inc., which shows that the U.A. S&P Index Fund at National City Had 60,860 shares. For client confidentiality reasons I have obscured the names of our other clients on this page.

FURTHER AFFIANT SAYETH NOT.

Greg A. Kinczewski

SUBSCRIBED AND SWORN TO
BEFORE ME THIS 14th DAY OF
JANUARY, 2003.

Notary Public

"OFFICIAL SEAL"
MARY C. GREMMLER
Notary Public, State of Illinois
My Commission Exp. 04/14/2003

Company: GAP, INC.
Record Date: 03/15/2002
Meeting Date: 05/10/2002
Issuer Number: 364760

Account Name	Issuer Number	Ballot Type	Ballot Shares	
	364760	ADP	3,100.00000	
	364760	ADP	405,900.00000	
	364760	ADP	337,500.00000	
	364760	ADP	55,000.00000	
	364760	ADP	105,000.00000	
	364760	Manual	53,800.00000	0.00000
	364760	ADP	48,100.00000	
	364760	ADP	4,500.00000	
	364760	ADP	33,200.00000	
	364760	ADP	6,800.00000	
	364760	ADP	19,500.00000	
	364760	ADP	10,400.00000	
	364760	ADP	6,250.00000	
	364760	ADP	7,000.00000	
	364760	Manual	24,200.00000	0.00000
	364760	ADP	11,200.00000	
	364760	ADP	18,000.00000	
	364760	ADP	7,000.00000	
	364760	ADP	4,600.00000	
	364760	ADP	15,000.00000	
	364760	ADP	59,300.00000	
	364760	ADP	59,000.00000	
	364760	ADP	1,121,300.00000	
	364760	ADP	69,700.00000	
	364760	ADP	3,949.00000	
	364760	ADP	6,500.00000	
	364760	ADP	13,305.00000	
	364760	Manual	9,700.00000	0.00000
	364760	ADP	1,300.00000	
	364760	ADP	7,500.00000	
	364760	ADP	22,500.00000	
	364760	ADP	13,300.00000	
	364760	ADP	13,900.00000	
X U.A. S & P INDEX FUND- NAT'L CITY X	X 364760	ADP	60,860.00000 X	
	364760	ADP	22,800.00000	
	364760	ADP	12,000.00000	
	364760	ADP	24,000.00000	

Exhibit "A"

Indexed Options Proposal

Resolved, that the shareholders of The Gap, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. In our opinion, stock option grants can and do often provide levels of compensation well beyond those merited. In our opinion, it has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Stock options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors are a type of option that we believe address these concerns. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. We urge your support for this important governance reform.

EXHIBIT

D

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gap, Inc.
Incoming letter dated January 7, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that The Gap may exclude the proposal under rule 14a-8(f). We note that the proponent has failed to supply, within 14 days of receipt of The Gap's request, documentary support evidencing that it continuously held The Gap's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if The Gap omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which The Gap relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor